Exhibit 23.2

Consent of Independent Auditors

The Board of Directors of Eagle Rock Energy G&P, LLC and
     Unitholders of Eagle Rock Energy Partners, L.P.:

We consent to the incorporation by reference in the registration statements (Nos. 333-185179, 333-181690, 333-174578, and 333-169307) on Form S-3 and in the registration statements (Nos. 333-140088, 333-167082, and 333-178573) on Form S-8 of Regency Energy Partners, L.P. of our report dated January 20, 2014, with respect to the combined balance sheets of the Midstream Assets of Eagle Rock Energy Partners, L.P. as of September 30, 2013 and December 31, 2012, and the related combined statements of operations, members’ equity, and cash flows for the nine months ended September 30, 2013 and each of the years in the two year period ended December 31, 2012, which report is included herein.

/s/ KPMG LLP
Houston, Texas
January 24, 2014